Ex - 12.1
Alpha Natural Resources, Inc
Computation of Pro Forma Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)
The following table sets forth the calculation of a pro forma ratio of earnings to fixed charges as of December 31, 2007. This ratio has been calculated to give pro forma effect to the offering by Alpha Natural Resources, Inc. of 2.375% Convertible Senior Notes due 2015 and application of the net proceeds from that offering, estimated to be approximately $241.6 million, for the repurchase of up to $175.0 million aggregate principal amount of the 10% Senior Notes due 2012 co-issued by Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp.

Pro Forma
December 31,
2007
Earnings:
Income from continuing operations before income taxes and minority interest	$36,184
Adjustments:
Fixed charges	33,524
Loss from equity investees	1,352
Amortization of capitalize interest	106
Capitalized interest	(1,743)
Minority interest	—

$69,423

Fixed Charges:
Interest expense	$29,277
Portion of rental expense representative of interest	2,504
Capitalized interest	1,743

$33,524

Ratio of earnings to fixed charges	2.07
Deficiency amount	$—